Exhibit 21.1

Subsidiaries of the Company.

MedicaLogic of Texas, Inc. (Delaware)
MedicaLogic S.A. (Switzerland)
MSCP Holdings, Inc. (Delaware) (formerly known as Medscape, Inc.)
MedicaLogic Enterprises, Inc. (Delaware) (formerly known as Medscape Enterprises, Inc.)
MedicaLogic Pennsylvania, LLC (Delaware) (formerly known as Medscape Pennsylvania, LLC)
MedicaLogic Texas, LP (Texas) (formerly known as Medscape Texas, LP)
Medscape U.K. Limited (U.K.)